SECUR  N

12061948

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Implementation Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor
(No. and Street)

Seattle	Washington	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Crista Dumais (206) 505-4580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	Washington	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Crista S. Dumais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Implementation Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



TAMARA R BERNTSEN
NOTARY
PUBLIC
STATE OF WASHINGTON

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Implementation Services Inc.

Statement of Financial Condition
December 31, 2011

Russell Implementation Services Inc.
Index
December 31, 2011

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–14



Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Implementation Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services Inc. (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
February 28, 2012

Russell Implementation Services Inc.
Statement of Financial Condition
As of December 31, 2011

Assets	
Cash and cash equivalents	$ 11,598,723
Cash segregated under federal regulations	10,577,892
Securities commissions receivable, net	15,635,658
Fees receivable	5,097,759
Prepayments for customer research services credits	162,201
Prepaid expenses and other	410,085
Due from affiliates	1,334,802
Fixed assets, net	2,135,515
Deferred income taxes, net	46,171
Total assets	$ 46,998,806
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 7,958,573
Accrued expenses	313,661
Payable to brokers and subadvisors	870,766
Due to affiliates	1,555,250
Taxes payable	359,844
Incentive compensation liabilities	575,633
Other liabilities	63,279
Total liabilities	11,697,006
Commitments, contingencies and guarantees (Notes 9 and 10)	
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	21,466,450
Retained earnings	13,810,570
Total stockholder's equity	35,301,800
Total liabilities and stockholder's equity	$ 46,998,806

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company ("NML") owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Cash Segregated under Federal Regulations

The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3. Cash is held at one financial institution in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits

Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. The balance of deferred research services credits was $23,675 at December 31, 2011. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or

the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Stock-Based Compensation
Russell has a Long-term Equity-Based Incentive Plan ("LTIP") and callable puttable common stock issued under the Incentive Payment Plan ("IPP") covering eligible employees of the Company, as more fully described in Note 5. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Deferred Incentive Compensation
Russell has granted award units under the IPP, more fully described in Note 5. The Company accounts for this deferred incentive arrangement, which is not share-based, using an accelerated method of attribution of the related expense.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to subadvisors are recorded as an operating expense. Amounts paid by the Company to brokers who clear or execute trades under the direction of the Company in performance of transition management services are recorded as an operating expense, as the Company is the principle under the agreement with its clients. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts is $536,401 at December 31, 2011. The Company recorded bad debt expense of $7,386 for the year end December 31, 2011.

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal taxes payable are recorded through and included in due to affiliates in the accompanying statement of financial condition. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses in the accompanying statement of financial condition.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

Foreign Currency Transactions
The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars. Gains and losses resulting from foreign currency transactions are included in other expense.

Financial Instruments with Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no

maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Gain/Loss Due to Service Errors
In the conduct of the Company's business, occasional operational errors occur that impact customer accounts. These errors are infrequent and are not predictable in the normal conduct of business operations. Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense. Gains are either returned to the customer or recorded as other income if retained by the Company.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2011:

Software	$ 8,560,302
Furniture and equipment	60,550
	8,620,852
Accumulated depreciation and amortization	(6,751,017)
Work in progress	265,680
	$ 2,135,515

Depreciation and amortization expense related to fixed assets was $328,948 for the year ended December 31, 2011.

3. Asset and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach whereby it uses quoted market prices from the principal exchange on which each security trades.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 11,598,723	$ -	$ -	$ 11,598,723

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2011 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 680,903
Allowance for doubtful accounts	187,740
State deferred tax, net of federal tax benefit	1,169
Other	13,536
Total deferred income tax assets	883,348
Deferred income tax liabilities	
Securities commission revenue	183,783
Depreciation of fixed assets	653,394
Total deferred income tax liabilities	837,177
Total deferred income tax assets, net	$ 46,171

Income taxes payable to Russell as of December 31, 2011 are $811,038 and are included in due to affiliates in the accompanying statement of financial condition.

As of December 31, 2011, the Company has $39,604 of gross unrecognized tax benefits.

The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense. The net reversal of interest expense and penalties recorded for the year ended December 31, 2011 was $7,173, before benefit of federal tax deduction.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group. NML is currently under routine audit by the IRS for years ended December 31, 2008 and 2009. Subsequent to year end, the IRS issued proposed adjustments that Russell has not agreed to and intends to contest through the administrative process. The impact of these proposed adjustments could have a significant impact on the financial statements if not resolved favorably and the amounts that could be allocated to the Company have not yet been determined. The Company does not believe it is reasonably possible that the total amount of unrecognized tax

benefits will significantly increase or decrease within the next 12 months, as Russell does not believe the audit will be concluded within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2007.

5. Employee Compensation Arrangements

LTIP

The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), stock appreciation rights ("SAR") and Russell participation units ("RPU") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Grants of stock option awards to employees prior to December 31, 2009 generally vest over three or four years in equal annual installments on February 16 each year after the date of grant. Grants of stock option awards to employees after December 31, 2009 generally vest over three years in equal annual installments on March 1 each year after the date of grant. Grants of RSU awards to employees prior to December 31, 2009 generally cliff vest in three or four years after the date of grant on February 16, except for grants of RSU awards to employees prior to December 31, 2008 which generally vest over three or four years in equal annual installments on February 16. Grants of RSU awards to employees after December 31, 2009 generally vest over three years in equal annual installments on March 1 each year after the date of grant. Grants of SAR awards to employees, prior to December 31, 2009 generally vest over three years in equal annual installments on February 16 each year after the date of grant. Grants of SAR awards to employees after December 31, 2009, generally vest over three years in equal annual installments on March 1 each year after the date of grant. Grants of RPU awards to employees generally vest over four years in equal annual installments on March 1 each year after the date of grant.

All LTIP awards granted prior to December 31, 2008 will vest upon retirement for employees who are age 65 or older and have at least five years of Russell service or who are between the ages of 55 and 64, and the combination of the associate's age and service (each rounded up to the nearest full year) totals 70 or more. For awards granted on or after December 31, 2008, awards will vest upon retirement, except for when a participant retires in the calendar year of grant. Stock-based compensation expense for awards granted to individuals meeting the retirement eligibility requirements, or who will meet the age and service requirements within the applicable vesting period, is recognized over a required service period that is less than the stated vesting period. Stock options and SAR awards granted prior to December 31, 2008 generally expire five years from the date of grant. Stock options granted on or after December 31, 2008 generally expire seven years from the date of grant, while SAR awards generally continue to expire five years from the date of grant.

For a 21-day period (or longer if determined by the Plan Administrator) that commences on the date in the first quarter of each fiscal year on which the per share fair value is communicated to a participant (herein after referred to as the "Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per

share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits discussed below. At the vesting date, RSU's are exchanged for shares of nonvoting common stock of Russell at which time employees may elect to have shares withheld for income taxes. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put such shares to Russell. Upon repurchase by Russell, the shares of common stock are cancelled. Holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award. SAR awards granted on or after January 1, 2010 are automatically put during the first Annual Put Window after they vest. RPU award holders receive a cash payment, for each RPU, equal to the fair market value of one share of common stock on the settlement date, generally March 1 after four years from the date of grant.

Holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. The first exercise window in any fiscal year shall run concurrent with the Annual Put Window for that fiscal year, and the second exercise window shall terminate no later than six months and one day prior to the Annual Put Window for the following fiscal year. Each exercise window shall be a period of 21 days, which will commence on the date Russell communicates the per share fair value of Russell's common stock to a participant.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since Russell's securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms estimated by Russell.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

In connection with the adoption of the LTIP, Russell elected the straight-line method of allocating compensation expense over the requisite service period of the related awards. As stock-based compensation expense is based on awards ultimately expected to vest, the expense for the year ended December 31, 2011 has been reduced by an estimated forfeiture rate of 8% for equity-classified awards and 6% for liability-classified awards.

For the year ended December 31, 2011, the Company recorded stock-based compensation expense of $759,271 related to the LTIP. Of this expense, $742,359 relates to equity-classified awards held by employees of the Company, which has been recorded as a noncash deemed capital contribution from Russell, and $16,912 relates to liability-classified awards held by employees of the Company. As of December 31, 2011, the Company's total unrecognized compensation cost related to equity-classified awards is $1,370,270, which will be recognized over the weighted-average remaining requisite service period of 1.49 years. In addition, as of

December 31, 2011, the Company's total unrecognized compensation expense related to liability-classified awards outstanding under the LTIP is $708,050, which will be recognized over the weighted-average remaining requisite service period of 1.3 years.

The total deferred income tax expense recognized for stock-based awards for the year ended December 31, 2011 was $508,879. In 2011, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company's historical windfall tax benefit pool upon adoption of that standard was zero given its adoption under the prospective transition method. The Company utilizes the with-and-without approach to calculate realized windfall tax benefits from share-based compensation awards. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options	
	Number of Shares Under Option	**Weighted-Average Exercise Price**
Outstanding at January 1, 2011	1,082,677	$ 9.57
Granted	156,357	9.01
Forfeited	-	-
Expired	-	-
Exercised	(1,000)	5.33
Transfers in	-	-
Transfers out	(798,779)	9.53
Outstanding at December 31, 2011	439,255	9.45
Exercisable as of December 31, 2011	214,114	10.94

	Restricted Stock Units	
	Number of Units	**Weighted-Average Grant Date Fair Value**
Outstanding at January 1, 2011	385,040	$ 7.33
Granted	104,240	9.01
Vested	(43,362)	9.07
Forfeited	-	-
Transfers in	-	-
Transfers out	(277,069)	7.38
Outstanding at December 31, 2011	168,849	7.83

The total fair value of RSUs vested during the year ended December 31, 2011 was $390,692. Total intrinsic value of stock options exercised for the year ended December 31, 2011 totaled $3,640. The weighted-average grant date fair value of stock options granted during the year ended December 31, 2011 was $3.77.

The fair value of employee stock option awards granted during the year ended December 31, 2011 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	2.13 %
Expected term	4.52 years
Expected dividend yield	1.37 %
Expected volatility	54.25 %

Detail related to SAR and RPU activity under the LTIP, representing the Company's liability-classified awards, is as follows:

	Stock Appreciation Rights	
	Number of Shares Under Right	**Weighted-Average Exercise Price**
Outstanding at January 1, 2011	561,511	$ 10.34
Granted	-	-
Forfeited / expired	-	-
Exercised	-	-
Outstanding at December 31, 2011	561,511	10.34
Exercisable as of December 31, 2011	215,142	16.04

	Russell Participation Units	
	Number of Units	**Weighted-Average Grant Date Fair Value**
Outstanding at January 1, 2011	-	$ -
Granted	122,988	9.01
Vested	-	-
Transfers out	(14,947)	9.01
Outstanding at December 31, 2011	108,041	9.01

The fair value of SAR awards as of December 31, 2011 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.06% – 0.33%
Expected term	0.57 – 2.18 years
Expected dividend yield	1.83 %
Expected volatility	40.34% – 51.16%

There were no payments made to settle SARs or RPUs during the year ended December 31, 2011. As of December 31, 2011, the Company has an aggregate recorded liability of $575,633 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities in the Company's statement of financial condition.

The following table summarizes information about all stock options and SARs outstanding under the LTIP as of December 31, 2011:

	Shares Subject to Options/Rights Outstanding	Weighted-Average Remaining Contractual Life *(years)*	Weighted-Average Exercise Price	Total Instrinsic Value[1]
Exercise price				
$ 5.33	261,500	2.98	$ 5.33	$ 371,330
$ 7.93	308,887	3.90	7.93	-
$ 9.01	112,627	6.17	9.01	-
$15.12	173,608	.13	15.12	-
$17.17	144,144	1.13	17.17	-
$5.33 – $17.17	1,000,766	2.86	9.95	371,330
Vested and exercisable	429,256	1.60	13.49	105,079
Vested and expected to vest	957,406	2.78	10.04	$ 362,848

[1] The total intrinsic value represents the aggregate estimated fair value of Russell's common stock issuable and the aggregate exercise price available.

Incentive Payment Plan
The IPP was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization, ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. As of April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination. No additional shares of callable puttable common stock will be issued under the IPP.

During the Annual Put Window, a holder of an award issued under the IPP can put up to an annual limitation of 25% of cumulative total of shares that holder has received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder has the right to put all such awards (but not less than all) to Russell, and Russell has the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, NML may affect these shares or award unit repurchases in lieu of Russell. The put and call rights terminate upon an initial public offering of Russell's common stock. In the event of a change in ownership control of Russell, NML has the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards has the right to put all such awards to NML at a formula-derived price.

Compensation expense related to IPP awards is based on changes in the formula-derived price of the outstanding awards. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

The following table reflects the activity for the year ended December 31, 2011 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2011	82,156
Transfers out	(9,960)
Settlements	(22,058)
Outstanding at December 31, 2011	50,138

The aggregate value of outstanding shares of callable puttable common stock held by employees and former employees of the Company as of December 31, 2011 is $365,005. Compensation expense recorded by the Company related to shares of callable puttable common stock outstanding was a reduction of expense of $100,144 for the year ended December 31, 2011. The Company recorded a related noncash deemed capital distribution to Russell of $100,144 for the year ended December 31, 2011.

6. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

7. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment, and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges are $182,135 at December 31, 2011 and are included in due to affiliates on the accompanying statement of financial condition.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company. Commission credits paid to Russell and affiliated companies for client fees totaled $503,325 for the year ended December 31, 2011. There are no amounts payable to Russell or affiliated companies for these fees at December 31, 2011.

During 2011, the Company effected transactions on behalf of affiliated companies, recording securities commissions revenue or investment management fee revenue from such transactions. Securities commissions revenue from these transactions totaled $14,503,390 and total fee-based revenue from affiliated companies was $1,738,488. There are no amounts receivable from these affiliated companies for these fees at December 31, 2011.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing under the Transaction Allocation Methodology for the year ended December 31, 2011 was $11,389,673. The amount due to Russell at December 31, 2011 is $562,077 and is included in due from affiliates on the accompanying statement of financial condition.

The Company has an agreement with a related party to perform sales and client support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as sales and client service fees. For the year ended December 31, 2011, these fees were $10,413,906. There are no amounts payable to this related party for these fees at December 31, 2011.

8. Concentration of Risk

The Company's total revenue for the year ended December 31, 2011 included amounts from one client, which accounted for 5.05% of total revenue. The amount receivable from this client at December 31, 2011 is $86,573.

9. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

10. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Subsequent Events

Subsequent to December 31, 2011, the Company declared and paid a dividend of $7,000,000.

The Company has performed an evaluation of subsequent events through February 28, 2012, which is the date the financial statements were issued.